

Mail Stop 3030

February 4, 2010

Mr. Mark R. Widmar
Vice President and Chief Financial Officer
GrafTech International Ltd.
12900 Snow Road
Parma, Ohio 44130

      Re: **GrafTech International Ltd.**
               Form 10-K for the fiscal year ended December 31, 2008
               Filed February 27, 2009
               File No. 1-13888

Dear Mr. Widmar:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

               Sincerely,

               Jeff Jaramillo
               Accounting Branch Chief